UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File No. 000-53656
CUSIP No. __________

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

III to I Maritime Partners Cayman I, L.P.
Full Name of Registrant

Not Applicable
Former Name if Applicable

5580 Peterson Lane, Suite 155
Address of Principal Executive Office (Street and Number)

Dallas Texas 75240
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2010 in a timely manner because it cannot complete its financial statements within the prescribed time without unreasonable effort or expense in sufficient time to allow its accountants to complete their audit of the Registrant’s financial statements for the period ended December 31, 2010 before the required  filing date for the subject Annual Report on Form  10-K.  The Registrant will file its Form 10-K for the period ended December 31, 2010 as soon as is practicable upon completion of the financial statements and auditor’s completion of their audit.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason M. Morton (Name)	972 (Area Code)	392-5400 (Telephone Number)

(2)
Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations will be significantly different from the corresponding period in the last fiscal year due to the delivery of the last six of our Anchor Handling Tug and Supply (AHTS) vessels during the current year, bringing our total AHTS vessels in operation for which we consolidate results into our financial statements from three in 2009 to nine in 2010.  As a result, revenues increased approximately $43,500,000 from the year ended December 31, 2009 to the year ended December 31, 2010, from approximately $19,500,000 in 2009, to approximately $63,000,000 in 2010.  The increase is primarily related to the additional AHTS vessels placed in service during 2010.  However, we currently expect operating and other expenses to have a corresponding increase of between approximately $56,500,000 and $72,500,000, between the two periods.  Our current expectation is that net loss for the year ended December 31, 2010 could be as high as ($56,000,000) based on current estimates, as compared to a net loss of ($26,908,566) for the year ended December 31, 2009.

III to I Maritime Partners Cayman I, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

III to I Maritime Partners Cayman I, L.P.
(Registrant)

	By:	III to I International Maritime Solutions Cayman, Inc. Its General Partner

Date: April 1, 2011	By:	/s/ Jason M. Morton
Jason M. Morton

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.